UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29742 / August 2, 2011

_____

In the Matter of   :
                                                                                       :
WNC Tax Credits 40, LLC   :
WNC Tax Credits 41, LLC   :
WNC Housing Tax Credits Manager 2, LLC   :
WNC National Partners, LLC   :
WNC & Associates, Inc.   :
                                                                                       :
17782 Sky Park Circle   :
Irvine, CA 92614   :
                                                                                       :
(812-13885)   :
_____:

ORDER UNDER SECTIONS 6(c) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING RELIEF FROM ALL PROVISIONS OF THE ACT, EXCEPT SECTIONS 37
THROUGH 53 OF THE ACT AND THE RULES AND REGULATIONS UNDER THOSE
SECTIONS OTHER THAN RULE 38a-1

WNC Tax Credits 40, LLC and WNC Tax Credits 41, LLC (each a "Fund"), WNC Housing Tax
Credits Manager 2, LLC, WNC National Partners, LLC and WNC & Associates, Inc. filed an
application on April 4, 2011, requesting an order under sections 6(c) and 6(e) of the Investment
Company Act of 1940 ("Act"). The order would grant relief from all provisions of the Act, except
sections 37 through 53 of the Act and the rules and regulations under those sections other than rule
38a-1. The order permits each Fund to invest in limited liability companies that engage in the
ownership and operation of apartment complexes for low and moderate income persons.

On July 6, 2011, a notice of the filing of the application was issued (Investment Company Act
Release No. 29715). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public interest
and consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of WNC Tax Credits 40, LLC, WNC Tax Credits 41, LLC, WNC Housing Tax Credits Manager 2, LLC, WNC National Partners, LLC and WNC & Associates, Inc. (File No. 812-13885),

IT IS ORDERED, that the requested exemption under sections 6(c) and 6(e) of the Act, granting relief from all provisions of the Act, except sections 37 through 53 of the Act and the rules and regulations under those sections, other than rule 38a-1, is hereby granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary